ANDREW I. TELSEY, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112
Telephone: 303/768-9221 – Facsimile: 303/768-9224 – E-Mail: aitelsey@cs.com

September 27, 2007

VIA:	EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn; Brigitte Lippmann, Esq.

RE:	Amiworld, Inc.;
Amendment No. 3 to Form SB-2;
SEC File No. 333-143566

Dear Ms. Lippmann:

Filed electronically on behalf of Amiworld, Inc. (the “Registrant” or “Company”) is Amendment No. 3 to the Form SB-2 (the “Amendment”), submitted in response to the Staff’s written comments of September 14, 2007. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.

Development Stage Enterprise

Comment No. 1

The Registrant’s 2005 operating expense numbers are high due to corporate restructuring costs. In 2004 the Company wound down its real estate activities, which were completely dormant by year’s end. During 2005 the Company paid to get it’s accounting and audited financials up to date. Additionally it had legal fees to catch up the Company’s records. These costs added substantially to expenses in 2005. The remaining costs were general and overhead, that were consistent regardless of how active the business was from year-to-year. 2006 activity, when looking only at the statement of operations seems comparable to 2005, however activity is considerably greater in 2006 when investment expenditures are factored in. If the Company were to add these to general and administrative expenses in comparing the two years, the total spent in 2006 was approximately $2,000,000, whereas in 2005 it was only $315,137, which is a 500%+ increase from 2005 to 2006.

Securities and Exchange Commission

September 27, 2007

Pursuant to a telephone conversation between the Registrant’s independent accountant and Mr. Al Pavot of the SEC held September 18, 2007, the Amendment has been revised to include this disclosure.

In addition, the Registrant acknowledges that its CEO and President have held their respective positions since 1998. However, in 2005 the Company changed one of its directors, the entire staff, legal counsel and auditors and added a financial consultant in order to bring the Company new direction. As a result of its past activities the Company had to cure many deficiencies after going into dormant status in 2004, before it could create new investment objectives. It wasn’t until December 2005 that its status with the Bermuda Stock Exchange was restored and until early 2006 that it developed and implemented the plan for its bio-diesel plant.

The Amendment includes added disclosure relating to its dormant period in 2004 in the Overview section of the Management’s Discussion section of the Prospectus. Both the Netschool and CAD academy were disposed of by early 2002. The only other business operated was the timeshare properties it acquired in 2000, which were disposed of in April 2004. The Amendment discloses that the Company was completely inactive and dormant business wise from 2004 to 2005 and had no operations during that time with the exception of keeping the Company’s office and staff in place while considering its new business direction.

Under the disclosure on page F-6 the objective in this statement was to keep the Company’s options open for the future. As of the date of the Amendment the Company is not actively and does not have any plans to pursue any of these businesses and has focused all of its efforts and resources into the energy business. The Company now feels reasonably confident that none of these activities will be pursued for the foreseeable future and the relevant disclosure has been eliminated in the Amendment.

The Company understands the Staff’s concern regarding its activity levels in 2005 in light of traditional benchmark expense levels supporting dormancy as indicated in Article 3 of Regulation S-X. As the Company ended its real estate activities in 2004, and began restructuring in 2005, pursuant to the aforesaid discussion with the staff and the Company’s independent accountant, the Amendment includes disclosure setting the inception of the development stage at January 1, 2005, therefore adding 2005 activity to the cumulative column of the statements of operations and cash flows. The Company will also add the following discussion regarding its dormant period to the following portion(s) of the SB-2.

•	Location: Page 20 – Company Overview, Paragraph starting with “By 2004”. Insert additional language after the second sentence.

Securities and Exchange Commission

September 27, 2007

•

Language: As a result we became dormant during 2004 and maintained a dormant status until the first part of 2005. At that time we recruited additional management, which was hired to develop a restructuring plan and to work on restoring our legal and listing status, as well as develop our new business plan. At that time we ceased our sole investment objective of acquiring resort properties in the eastern United States and developed a set of new investment objectives. During 2005....

Summary Financial Data

(page 6)

Comment No. 2

The Summary Financial Data tables have been updated in the Amendment pursuant to the staff’s comment.

Results of Operations

(page 22)

Comment No. 3

Additional disclosure has been included in the Amendment explaining the additional costs incurred by the Company during the six-month period ended June 30, 2006. See page 22.

Consolidated Statement of Cash Flows

(page F-4)

Comment No. 4

The rental income has been reclassified as non-operating income pursuant to the staff’s comment. In addition, the relevant disclosure under Results of Operations has also been revised. See page 22. Rental income has been labeled as received from a related party on the face of the financial statements.

Securities and Exchange Commission

September 27, 2007

Consolidated Statement of Cash Flows

(page F-4)

Comment No. 5

The auditor’s opinion has been revised to include an explanatory paragraph referencing the restatement and Note 8 has been revised to include all adjustments.

Based on the foregoing responses to the staff’s letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete. Additionally, we believe that, because of the completeness of the Amendment, an effective date of Tuesday, October 2, 2007, or as soon thereafter as practicable, is appropriate. The Request for Acceleration of Effectiveness duly executed by the Registrant’s Chief Executive Officer, as well as the relevant Tandy letter has been filed on EDGAR.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey

For the Firm

cc: Client

AIT/ddk